UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

IA Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44920E 10 4
(CUSIP Number)

Alan Charles Margerison
Inter Asset Japan LBO No. 1 Fund
35F Atago Greenhills Mori Tower
2-5-1 Atago, Minato-Ku
Tokyo 105-6235 Japan
81 (3) 5776-0880
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

CUSIP No. 44920E 10 4	13D	Page 2 of 10 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Inter Asset Japan LBO No. 1 Fund

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 30,638,570 SHARES

	8.	Shared Voting Power 0 SHARES

	9.	Sole Dispositive Power 30,638,570 SHARES

	10.	Shared Dispositive Power 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,638,570 SHARES

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 50.70%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44920E 10 4	13D	Page 3 of 10 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). PBAA Fund Ltd.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization British Virgin Island

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,009,800 SHARES

	8.	Shared Voting Power 0 SHARES

	9.	Sole Dispositive Power 4,009,800 SHARES

	10.	Shared Dispositive Power 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,009,800 SHARES

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.05%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44920E 10 4	13D	Page 4 of 10 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Terra Firma Fund Ltd.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization British Virgin Island

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 13,100,000 shares

	8.	Shared Voting Power 0 SHARES

	9.	Sole Dispositive Power 13,100,000 SHARES

	10.	Shared Dispositive Power 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,000 SHARES

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 26.31%

14.	Type of Reporting Person (See Instructions) PN

Item 1.   Security and Issuer.

        This Amendment No. 3 to Schedule 13D (“Amendment”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the “Issuer”), whose principal executive offices are located at 533 Airport Boulevard, Suite 400, Burlingame, California 94010.

        The Amendment is being filed solely to give notice of a transaction between the Issuer and PBAA Fund Ltd., an open ended limited liability investment company incorporated in the British Virgin Islands as a “Private Fund” (“PBAA”), in which PBAA loaned the Issuer 100.0 million Japanese Yen, or approximately $825,000. If this loan is not repaid by January 31, 2004, PBAA will be afforded the right to convert the then unpaid portion of the loan into Common Stock.

Item 2.   Identity and Background.

        The Amendment is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by (a) Inter Asset Japan LBO No. 1 Fund, a Japanese limited partnership (“IAJ”); (b) PBAA; and (c) Terra Firma Fund Ltd. an open ended limited liability investment company incorporated in the British Virgin Islands as a “Private Fund” (“Terra Firma”) (each a “Reporting Person” and collectively the “Reporting Persons”). Each of the Reporting Persons is an institutional investor.

        Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a “group” for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a “group” for such purposes.

        The sole general partner of IAJ is Inter Asset Japan KK (Kabushiki Gaisha), a Japanese limited liability company (the “IAJ General Partner”). The IAJ General Partner is a venture capital company. The person in control of the IAJ General Partner is Alan Charles Margerison, a citizen of the United Kingdom. The principal occupation of Mr. Margerison is serving as President of the IAJ General Partner and as President and Chief Executive Officer of the Issuer.

        The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Hiroki Isobe (“Isobe”), a citizen of Japan, holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA’s shareholders.

        The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma’s shareholders.

        The control of the investment portfolio of PBAA is by Inter Asset Europe Investment Advisory Ltd. (“IA Europe”), the investment manager of PBAA. The control of the investment portfolio of Terra Firma is by Inter Asset Management Europe Ltd. (“IA Management”), the investment manager of Terra Firma. The ultimate control of each of IA Europe and IA Management is Isobe, a citizen of Japan, as lead manager. The principal occupation of Isobe is serving as financial advisor to IAJ, PBAA, Terra Firma and other international investment funds. The directors of IA Europe are Isobe, Alan Margerison and B. Fitzpatrick. The directors of IA Management are Isobe and Alan Margerison.

        The principal business address of IAJ, the IAJ General Partner, Margerison and Isobe is 35F Atago Greenhills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan. The principal business address of PBAA is Omar Hodge Building, 2nd floor, 325 Waterfront Drive, Wickams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business address of Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Europe is Hume House, Ballsbridge, Dublin, Ireland.

        During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Hiroki Isobe, IA Europe and IA Management, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Hiroki Isobe, IA Europe of IA Management, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.Source and Amount of Funds or Other Consideration.

Item 3.   Source and Amount of Fund or Other Consideration

        The information in this Item 3 is supplemental, relates only to the transactions described in the Amendment, and is not a complete restatement of Item 3.

        The source of funds used in connection with the loan made to the Issuer by PBAA, as described in Items 1 and 4, was the working capital of PBAA.

Item 4.   Purpose of Transaction.

        The information in this Item 4 is supplemental, relates only to the transactions described in the Amendment, and is not a complete restatement of Item 4.

        On February 10, 2003, the Issuer acquired approximately 76.9% of the outstanding common stock of IAccele Co., Ltd. (“IAccele”), a privately held Japanese corporation engaged in the business of providing an internet data transmission acceleration service that targets narrowband users, for 100.0 million Japanese Yen, or approximately $825,000 based on the Japanese Yen/US dollar exchange rate on that date.

        In order to finance this purchase, the Issuer borrowed 100.0 million Japanese Yen from PBAA (the “Loan”). The principal amount of the Loan, together with interest thereon at 4.50 percent per annum, is due and payable on January 31, 2004. The Issuer may defer payment of the principal amount of the Loan, but not accrued interest, for one additional year with the consent of PBAA. The Issuer may prepay all or specified minimum portions of the Loan at any time after March 31, 2003 upon payment of certain prepayment penalties.

        If the Loan is not repaid by January 31, 2004, PBAA will be afforded the right to convert any portion of the then unpaid principal amount of the Loan, as well as any then accrued but unpaid interest thereon, into shares of Common Stock at a per share conversion price equal to the Japanese Yen equivalent of 80% of the average of the US dollar closing price of the Common Stock on the American Stock Exchange in the 20 consecutive trading days immediately prior to the date upon which PBAA gave the Issuer notice of conversion, or, if the Common Stock is not then traded on the American Stock Exchange, the closing bid price for the Common Stock as reported by the Nasdaq Stock Market or such other primary exchange or stock bulletin board on which the Common Stock is then traded. By way of illustration, had such conversion occurred on February 10, 2003, PBAA would have received 7,335,145 shares of Common Stock which, when added to those shares currently beneficially owned by the Reporting Persons and would increase their collective ownership of Common Stock to approximately 81.3%.

        IAccele intends to use 75.0 million of the 100.0 million Japanese Yen that it received from the Issuer to partially repay a contractual obligation of 150.0 million Japanese Yen, since reduced by IAccele’s payment of 30.0 million Japanese Yen, that it owes to InfoShowerX, a Japanese public company, which was incurred by IAccele in connection with a December 2002 reorganization by which IAccele, previously an unincorporated operating division of InfoShowerX, acquired the division’s assets from InfoShowerX and became a stand-alone corporation. IAccele is required to repay this contractual obligation to InfoShowerX in its entirety by the end of April 2003.

        Certain entities, affiliated with IAJ, own a significant equity position in InfoShowerX, and InfoShowerX has outstanding indebtedness owed to IAJ. A portion of the payment that InfoShowerX expects to receive from IAccele, noted above, may be used to repay some or all of its indebtedness to IAJ.

        The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

        The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

Item 5.   Interest in Securities of Issuer.

IAJ

    (a)        As of February 10, 2003, IAJ beneficially owned 30,638,570 shares of Common Stock, representing approximately 50.70% of the outstanding Common Stock. 20,000,000 of such shares are owned directly by IAJ, and 10,638,570 of such shares are issuable upon the conversion of 1,063,857 shares of Series B Preferred Stock.

    (b)        As of February 10, 2003, the IAJ General Partner had sole voting power and sole dispositive power with respect to 30,638,570 shares of Common Stock.

    (c)        IAJ has not effected any transactions in Common Stock within the 60 days prior to February 10, 2003.

    (d)        Not applicable.

    (e)        Not applicable.

PBAA

    (a)        As of February 10, 2003, PBAA beneficially owned 4,009,800 shares of Common Stock, representing approximately 8.05% of the outstanding Common Stock.

    (b)        As of February 10, 2003, Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, had sole voting power and sole dispositive power with respect to 4,009,800 shares of Common Stock.

    (c)        PBAA has not effected any transactions in Common Stock within the 60 days prior to February 10, 2003.

    (d)        Not applicable.

    (e)        Not applicable.

Terra Firm

    (a)        As of February 10, 2003, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 26.31% of the outstanding Common Stock.\

    (b)        As of February 10, 2003, Isobe, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, had sole voting power and sole dispositive power with respect to 13,100,000 shares of Common Stock.

    (c)        Terra Firma has not effected any transactions in Common Stock within the 60 days prior to February 10, 2003.

    (d)        Not applicable.

    (e)        Not applicable.

        The share ownership percentages described in the Amendment are based on 49,797,556 shares of Common Stock outstanding on November 12, 2002, as reported by the Issuer.

        As previously reported in this Schedule 13D, IAJ holds a convertible promissory note of the Issuer in the principal amount of $1,063,857 which IAJ may elect to convert into shares of preferred stock of the Issuer based on a conversion price of $1,000 per share, subject to adjustment, and if so converted, IAJ may further elect to convert these shares of preferred stock into Common Stock based on a conversion price of $0.10 per share, subject to adjustment.

Item 6.   Conracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Materials To Be Filed As Exhibits.

    (a)        Agreement and Assignment dated as of September 25, 2002 by and among David Badner, Inter Asset Japan Co., Ltd. and Medium4.com, Inc.

    (b)        Release and Indemnity dated as of September 25, 2002 by and among Jonathan Braun, Inter Asset Japan Co., Ltd. and Medium4.com, Inc. *

    (c)        Mezzanine Financing Loan Agreement dated as of May 31, 2002 between Medium4.com, Inc., as Borrower, and David Badner, as Lender. *

    (d)        Amendment to Schedule A to Convertible Promissory Note dated November 12, 2002. *

    (e)        Joint Filing Agreement. *

    (f)        Intercompany Loan Agreement, dated as of January 31, 2003, between IA Global, Inc. and PBAA Fund Ltd. **

    (g)        Investment Agreement, dated as of February 10, 2003, between IA Global, Inc. and IAccele Co., Inc. **

* Previously filed.

** Filed as an exhibit to the Current Report on Form 8-K of IA Global, Inc. (File No. 1-15863) and incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Inter Asset Japan LBO No. 1 Fund BY: /S/Alan Charles Margerison —————————————— Name: Alan Charles Margerison Title: President and Chief Executive Officer

PBAA Fund Ltd. BY: /S/ Hiroki Isobe —————————————— Name: Hiroki Isobe Title: Director

Terra Firma Fund Ltd. BY: /S/ Hiroki Isobe —————————————— Name: Hiroki Isobe Title: Director

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)